EXHIBIT 99.1

Cardiome Provides Update on Merck's Development Plans for Vernakalant Oral

VANCOUVER, British Columbia, March 19, 2012 (GLOBE NEWSWIRE) -- Cardiome Pharma Corp. (Nasdaq:CRME) (TSX:COM) today announced that Merck, known as MSD outside the United States and Canada, has communicated to Cardiome their decision to discontinue further development of the oral formulation of vernakalant. The decision was based on Merck's assessment of the regulatory environment and projected development timeline. Vernakalant oral was being evaluated as maintenance therapy for the long term prevention of atrial fibrillation recurrence.

"It is our understanding that vernakalant oral has continued to have a safe and effective profile as demonstrated by studies conducted since the product was licensed to Merck. We are extremely disappointed with the decision Merck has made" said Doug Janzen, President and Chief Executive Officer at Cardiome. "However, we look forward to continuing to work with Merck on the worldwide development and commercialization of vernakalant IV."

Merck will continue to support the intravenous formulation of vernakalant, which is marketed in the European Union and Latin America under the trade name BRINAVESSTM. Currently, BRINAVESSTM is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults in 37 countries. Merck has plans to expand the commercialization of the product throughout this year into new markets, and anticipates launching the product in approximately 30 additional countries in 2012.

In response to the discontinuation of the vernakalant oral program, Cardiome will reduce its annual operating cash burn going forward to a target of approximately $11M before interest expense, roughly half of the current cash burn. The company ended 2011 with over $53M of cash and cash equivalents and received an additional $25M from the available line of credit from Merck in January 2012. Cardiome expects to release its 2011 year-end financial results on March 28th, 2012 which will allow time to make the necessary changes to its annual filings following this news.

Cardiome is reviewing the impact of this event on its business strategy moving forward, and will report the results of that review when it is complete.

Teleconference Details

Cardiome will hold a teleconference call and webcast at 9:00am EST (6:00am PST) March 19th, 2012 to discuss these corporate updates.

To access the conference call, please dial 1-877-670-9780. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 19th, 2012. Please dial 1-855-859-2056 or 1-404-537-3406 and reference conference ID#63670695 to access the replay.

Merck Cardiome Agreement

In April 2009, Cardiome and Merck announced a collaboration and license agreement for the development and commercialization of vernakalant. The agreement provides Merck Sharp and Dohme Corp. with exclusive global rights to vernakalant oral, and provides another Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, with exclusive rights outside of the United States, Canada and Mexico to vernakalant IV. In 2011, Merck also acquired North American rights to vernakalant IV, becoming our global partner for the entire vernakalant franchise.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a research-based biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has particular expertise in ion-channel modulation and in diseases associated with ion-channel dysfunction, which can range from cardiovascular to cancer to neurological and CNS disorders. Cardiome has one marketed product, BrinavessTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.
Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may affect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONTACT: Cardiome Investor Relations
         (604) 676-6993 or Toll Free: 1-800-330-9928
         Email: ir@cardiome.com